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                          December 8, 2023

       Paul Song
       Chief Executive Officer
       NKGen Biotech, Inc.
       3001 Daimler St.
       Santa Ana, CA 92705

                                                        Re: NKGen Biotech, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 29,
2023
                                                            File No. 333-275094

       Dear Paul Song:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Forward Purchase Agreements, Subscription Agreements, and Side Letter, page 75

   1. We note your response to prior comment 8. Please further revise to provide a plain
                                                        English description of
your Forward Purchase Agreements and related agreements,
                                                        including the
following:
                                                            Describe the
Reset Price,       Valuation Date,       Cash Settlement Payment Date,    and
                                                             any other terms
for which you do not clearly define;
                                                            Describe how the
Dilutive Offering Reset    and    Right of First Refusal    provisions
                                                             work and how they
may affect your ability to raise additional funds;
                                                            Provide examples on
how the agreements operate;
                                                            Describe the risks
and benefits to each of you and the FPA Investors based on how the agreements
operate; and
                                                            Revise to clearly
explain your reasoning for entering into these agreements.
 Paul Song
FirstName LastNamePaul   Song
NKGen Biotech,  Inc.
Comapany8,
December  NameNKGen
             2023        Biotech, Inc.
December
Page 2    8, 2023 Page 2
FirstName LastName
       Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Ken Rollins, Esq.